EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Year
	2007		2006		2005		2004		2003
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$703,398		$683,756		$652,049		$696,254		$740,854
Add: Minority interest losses (income) in consolidated subsidiaries	255		271		142		(93)		345
Add:
Interest expense	70,974		79,853		76,490		77,764		80,577
Appropriate portion of rents (a)	28,245		25,724		20,475		18,831		16,627

Earnings available for fixed charges	$802,872		$789,604		$749,156		$792,756		$838,403

Fixed Charges:
Interest expense	$70,974		$79,853		$76,490		$77,764		$80,577
Appropriate portion of rents (a)	28,245		25,724		20,475		18,831		16,627

Fixed charges	$99,219		$105,577		$96,965		$96,595		$97,204

Ratio of earnings to fixed charges	8.09	X	7.48	X	7.73	X	8.21	X	8.63	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.